82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Comı
Office of International Corpora
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

07025489

RECEIVED 2007 JUL 23 P 12:55

SUPPL

Bornheim, July 16, 2007

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find a group press release which we have published on our annual general meetings:

"Changes at the supervisory Board level"

Further you find our ad-hoc announcement which was published today:

"Board of Management of HORNBACH-Baumarkt-AG resolves share buyback to facilitate issue of shares toi employees".

PROCESSED
JUL 26 2007
THOMSON FINANCIAL

Kind regards,

Judith Sommer

pp. Judith Sommer

dlw 7/25

Enclosures

HORNBACH

Es gibt immer was zu tun.

82-3729

3:13PM 2007.07.16 (GMT+1)

Ad hoc: Board of Management of HORNBACH-Baumarkt-AG resolves share buyback to facilitate issue of shares to employees

Bornheim, July 16, 2007. The Board of Management of Hornbach-Baumarkt-AG, based in Bornheim/Pfalz, ISIN DE0006084403, today resolved pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 own shares. The shares are to be acquired already in preparation for the annual issue of shares to employees scheduled to take place at the end of 2007.

The buyback of shares on the basis of this management board resolution is to be undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003.

The buyback of shares will begin on July 16, 2007 and will run for a limited period expiring on December 31, 2007. Further information concerning the buyback of shares has been published in the "Investor Relations/Share buyback" section on the internet and can be found at the following URL:

http://www.hornbach-gruppe.de

Moreover, the transactions executed will also be published at this address pursuant to Article 4 (4) of Regulation (EC) No. 2273/2003 of the European Commission dated December 22, 2003.

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESS RELEASE – PRESSEMITTEILUNG

Changes at the Supervisory Board level

HORNBACH Group to hold their annual general meetings in Landau for the first time - Otmar Hornbach returns as a member of the supervisory board

Landau, July 13, 2007. The new venue was not the only change at the annual general meetings of HORNBACH-Baumarkt-AG and HORNBACH HOLDING AG; some changes also occurred at supervisory board level.

For the first time in the 20 year history as a publicly listed company the annual general meetings were held in the city of Landau in the Palatinate. By returning to its roots the company wanted to demonstrate its relationship with the region on the one hand, and its close links with the Art Nouveau festival hall in Landau on the other. The families and the two publicly listed companies had donated 500,000 Euro for the restoration of the building which celebrates its 100th anniversary this year. A change in the Articles of Association enabled the companies to move their annual general meetings from the stock exchange city of Frankfurt to this important city in the Southern Palatinate .

Due to the considerable workload in her own company Dr. Susanne Wulfsberg retired as a member of the supervisory board of HORNBACH HOLDING AG after two years at the end of today's annual general meeting. Her father Otmar Hornbach will return as a member of the supervisory board to fill the vacant position. Otmar Hornbach is one of the managing directors of HORNBACH Familientreuhand GmbH in Annweiler now. With a few interruptions he was the CEO of

HORNBACH-Investor Relations – Phone +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com